CONFIDENTIAL TREATMENT REQUESTED

BY HOMEAWAY, INC.: HA-004

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

June 10, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director

Craig Wilson, Senior Assistant Chief Accountant

Evan Jacobson, Attorney-Advisor

Ryan Rohn, Staff Accountant

Re:	HomeAway, Inc.

Registration Statement on Form S-1

Filed March 11, 2011

File No. 333-172783

Ladies and Gentlemen:

We are submitting this letter on behalf of HomeAway, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on June 8, 2011 (the “Staff Letter”) relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-172783) filed with the Commission on March 11, 2011 (the “Registration Statement”). Additionally, on behalf of the Company, we are supplementally providing with this letter materials in response to certain matters noted in the Staff Letter (the “Supplemental Materials”). Because of the commercially sensitive nature of information contained herein and in the Supplemental Materials, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter and the Supplemental Materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company is concurrently filing Amendment No. 4 to the Registration Statement, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are

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providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 4 showing changes made to the Registration Statement.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the applicable pages of Amendment No. 4 to the Registration Statement.

General

1. We have reviewed your response to prior comment 1. It is unclear how you determined that these factors increased the fair value of the common stock from April 29, 2011 to May 16, 2011. In this regard, we note that you disclose two of the three factors that impacted the increase are a substantially enhanced balance sheet and financial resources and the redemption and conversion of preferred stock. These two factors appear to have been known and unchanged since your Form S-1 was filed in March 2011. We repeat our prior comment that your disclosure should clearly explain the increase in the fair value of the common stock in this short period by disclosing and addressing the basis for changes in assumptions and factors along with a quantification of their impact on common stock fair value. Upon inclusion of the “Review Period” in the next amendment we may have further comment.

In response to the Staff’s comment, the Company intends to include the following disclosure in Amendment No. 5 to explain the increase in fair value of the common stock between April 29, 2011 and May 16, 2011 (the date the underwriters initially recommended to the Company a proposed offering price range) by disclosing and addressing the basis for changes in assumptions and factors along with a quantification of their impact on common stock fair value:

“Anticipated Offering Price

During the week of May 9, 2011, in connection with our efforts to evaluate whether to initiate a public offering in the quarter ended June 30, 2011, we asked the representatives of the managing underwriters to provide our board of directors with a proposed valuation range. On May 16, 2011, representatives of the managing underwriters presented to our board of directors and recommended including an offering price range between $[****]-$[****] per share on the cover of the preliminary prospectus, assuming the closing of the offering in the quarter ended June 30, 2011. Based on discussions with representatives of the underwriters, we currently expect the offering price range to be included in Amendment No. 5 will be $[****]-$[****].

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We believe the managing underwriters determined the recommended offering price range based on revenue, Adjusted EBITDA and free cash flow multiples applied to projections we provided them. The recommended offering price range also reflected more updated information than was available to our board of directors on April 29, 2011. In particular, the anticipated offering price range was influenced by the recent performance and increased valuation of companies that we expect will be viewed by potential investors as comparable to us and by increased confidence in the initial public offering market, especially for high-growth technology companies, as was evidenced by the launch and pricing of several significant public offerings.

The anticipated offering price range also assumes the completion of our initial public offering, and therefore does not reflect any execution or timing risks associated with the completion of the offering.

In contrast, the March 31, 2011 valuation report that was used by our board of directors as part of the determination of the fair value of our common stock on April 29, 2011 assumed only an 85% probability of an initial public offering and reflected execution and timing risks associated with the completion of a public offering. However, if all assumptions used in the March 31, 2011 valuation report that was used by our board of directors as part of the determination of the fair value of our common stock on April 29, 2011 remained constant, but the estimate of the initial public offering probability in PWERM was increased to 100%, the resulting PWERM valuation would be $[****], which approximates the low end of the anticipated offering price range.”

Prospectus Summary

Summary Consolidated Financial and Other Data, page 8

2. We note that in response to prior comment 3, you have added definitions and reconciliations for Adjusted EBITDA and Free Cash Flow. However, it does not appear that you have added disclosure for these non-GAAP measures to explain how management uses these measures, and the limitations of these measures, similar to your disclosure on page 44. As such, please provide similar disclosure in this section.

The Company has revised the disclosure on page 11 of Amendment No. 4 to add disclosure explaining how management uses non-GAAP measures and the limitations of these measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 76

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3. We note your revised disclosure in response to prior comment 7. It does not appear that you have fully responded to our prior comment; it is unclear how you have provided a quantification of the impact of the assumptions as of each valuation date. For example, as of March 31, 2011, you disclose that, “the increase in the value of [y]our common stock was driven primarily by the increased assumed probability of [y]our initial public offering and by the reduction of time between the valuation date and [y]our target initial public offering date.” Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. Please revise your disclosure as of each valuation date to quantify the impact of the assumptions and changes so a reader can understand the quantitative effect of the changes in assumptions and factors impacting fair value, such as changes in discount rates, projection of results, impact of time to IPO and use of an expanded set of comparable companies as well as other elements used in your valuations. In this regard, we note that the change in common stock fair value from October 2010 to February 2011 was over 30% with little significant quantitative discussion associated with the factors causing that increase. To the extent significant, disclosure of specific dates of option grants should be considered in your table on page 77.

The Company has revised the discussion of stock valuation beginning on page 78 of Amendment No. 4 to add disclosure to quantify the impact of assumptions and changes in an effort to allow investors, where possible and material, to understand the quantitative effect of the changes in assumptions and factors impacting fair value. The Company notes that, in some instances, it is extremely difficult to quantify with specificity the impact of certain factors or assumptions on its fair value determination, particularly those that result in immaterial adjustments, because the PWERM valuation model relies on multi-dependent and inter-related factors. To isolate the impact of each factor and assumption would require the Company to run numerous iterations. As a result, the Company has focused its disclosure on those factors with the most significant impact on changes in valuation and has noted in its disclosure that certain changes in the fair value from period to period are due to a combination of factors, none of which was individually material to an investor’s understanding of the Company’s fair value determination.

4. We have reviewed your revised disclosure in response to prior comment 8. We note your disclosure that you “placed more emphasis on [y]our more recent acquisitions for purposes of calculating comparable multiples because we believed these more recent acquisitions to be more relevant.” Please expand your disclosure to explain how you determined that multiples you paid in recent transactions would be more relevant than what an independent third party would pay in a separate transaction.

The Company has revised the disclosure on page 82 to clarify language that incorrectly implied that the Company gave more emphasis to the multiples in the acquisitions consummated by the Company than to independent third party transactions. The Company’s revised disclosure clarifies that the Company used valuation multiples for comparable transactions in the marketplace as well as its historical acquisitions, and in contrast to the Company’s approach in considering valuation multiples for the sale or merger scenario in connection with its March 31, 2010 valuation report, when considering its own historical acquisitions in its assessment of valuation multiples for its June 30, 2010 third party valuation, the Company placed more emphasis on its more

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recent acquisitions relative to its earlier acquisitions for purposes of calculating comparable multiples. The Company believed these more recent acquisitions to be more relevant due to their timeliness and due to the economic uncertainty in the capital markets that had challenged the relevance of historical multiples in comparable transactions in the marketplace.

5. We reissue prior comment 9; explain and disclose how, along with the quantitative analysis, the “discussed” trading multiples of public companies were similar and comparable to you and how they differed from any prior company selections used in previous valuations. Please expand your disclosure in order to better explain and support the qualitative and quantitative changes in your assumptions and their valuation effects for the period ended December 31, 2010.

The Company has expanded its disclosure on pages 78, 79, 83 and 84 to better explain and support the qualitative and quantitative changes in its assumptions and their valuation effects for the period ended December 31, 2010. The revised disclosure clarifies that in December 2010, after discussion with potential underwriters as part of the process to select underwriters in connection with a potential initial public offering, it established a new set of comparable companies for purposes of determining valuations for use in the initial public offering scenario of the PWERM model. The new comparable company set differed from the previous comparable company set in that the new comparable company set was comprised exclusively of high-growth online businesses, high-growth subscription software companies and/or companies that were leaders in their respective categories, and included later stage companies and companies with substantially higher revenues. Based on these discussions with the potential underwriters, the Company expects investors to value it similarly to the new comparable company set because the Company shares these characteristics and therefore believes that, as the Company nears an initial public offering, these companies are a better representation of the Company for purposes of the initial public offering valuation. As a result, in December 2010, the Company began to place more emphasis on the trading multiples of this new comparable company set for purposes of determining the valuation in the initial public offering scenario, which contributed to the substantial increase in its assumed initial public offering valuation and the resulting increase in its common stock fair value as of December 31, 2010 relative to September 30, 2010.

6. Your revised disclosure in response to prior comment 10 is unclear. Please address the following:

•	Disclose how and why the new set of companies after December 2010 differed from the prior set and how, closer to the effectiveness date of your IPO, they are a better representation of the company.

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•

We note your disclosure on page 76 that your stock compensation expense would not have been significantly impacted during the year ended December 31, 2010 or the three months ended March 31, 2011, had you used this new set of companies in your computations. We further note your disclosure on page 81, related to your common stock valuation as of December 31, 2010, that your new set of comparable companies appears to have had an impact on the valuation at this time. Please explain and disclose why the new set of comparable companies would not impact your stock compensation valuations, but did impact the fair value of your common stock during the same valuation period.

In response to the Staff’s comment in the first bullet, the Company has revised its disclosure on pages 78, 79, 83 and 84 to disclose how and why the new set of companies after December 2010 differed from the prior set and how, closer to the effectiveness date of its IPO, they are a better representation of the Company.

The Company has also revised its disclosures on pages 76, 78, 79 and 84 to explain why the new set of comparable companies would not impact its stock compensation values, but did impact the fair value of its common stock during the same valuation period. In response to the Staff’s comment in the second bullet, the Company supplementally advises the Staff that its stock compensation expense would not have been significantly impacted during the year ended December 31, 2010 or the three months ended March 31, 2011 had it used its new set of companies in its computations since the volatilities associated with the stock prices of the new set of companies were substantially similar to the prior set of companies. In contrast, the new company set used by the Company for purposes of determining its valuation in the initial public offering scenario in December 2010 did impact its estimated valuation in the initial public offering scenario of the PWERM model since it was now applying trading multiples that were higher than the trading multiples of its prior comparable company set.

Index to Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

7. Your response to prior comment 11 is unclear. It states that you believe that all revenue generated by you would fall under (e) other revenues as defined by Rule 5-03.1 of Regulation S-X. Please tell us how you determined that your Listing revenue is not service revenue under Rule 5.03.1(d) of Regulation S-X.

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The Company has reconsidered the classification of revenues based on the guidance and comments from the Staff. The Company has determined that all but a minor amount of the Company’s revenues fall within the classification of Rule 5-03 (d) “Services Revenue.” The Company has separately disclosed listing revenue as a component of Services Revenue due to the importance of this category of revenue to a reader of the financial statements. No other types of revenue represent more than 5% of total revenues for any of the periods presented in the Registration Statement.

The Company will review the composition of revenues on a prospective basis to ensure that any revenues which would require separate presentation are appropriately presented.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-8

8. Your response to prior comment 13 is unclear. The first paragraph of your response confirms that you will revise the unaudited pro forma basic and diluted net income per common share once you have determined the necessary amounts of shares. Your second paragraph states that you do not believe that different pro forma presentation is necessary because the payment of the Series C preferred stock dividends will be in cash. Please advise.

The Company confirms that it will revise the unaudited pro forma basic and diluted net income per common share once it has determined the necessary amounts of shares using the mid-point of the IPO range. The Company believes that using the mid-point of the IPO range will satisfy the requirements of Rule 11-02(b)(8) of Regulation S-X. The revisions will include updates for all pro forma and pro forma as adjusted net income per share amounts throughout the prospectus and the weighted average shares used in such calculations. In addition, the Company will revise footnote 14 listed on page F-41 to reflect the change in net income per share and the weighted average shares outstanding. For the Staff’s convenience, the Supplemental Materials we are providing with this letter include the Company’s revised disclosures it expects to include in the next amendment in which it will revise the unaudited pro forma basic and diluted net income per common share amounts upon determination of the necessary amounts of shares using the mid-point of the IPO range, including updates for all pro forma and pro forma as adjusted net income per share amounts and the weighted average shares used in such calculations.

The Company acknowledges that its response to prior comment 13 was unclear and requests that the Staff disregard the second paragraph of the Company’s response to prior comment 13.

******

Securities and Exchange Commission Re: HomeAway, Inc. June 10, 2011 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY HOMEAWAY, INC.: HA-004

Please direct your questions or comments regarding this letter or Amendment No.4 to the undersigned by telephone to (512) 338-5401 or by facsimile to (512) 338-5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,
Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

cc:	Brian H. Sharples, HomeAway, Inc.
Lynn Atchison, HomeAway, Inc.
Melissa Frugé, HomeAway, Inc.
Paul E. Hurdlow, DLA Piper LLP (US)